October 1, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:      Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Dear Sirs and/or Mesdames:

RE:	Teck Resources Limited
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 14, 2012
Responses dated July 25, 2012 and August 24, 2012
File No. 001-13184

We have determined that our IFRS transitional adjustments and specifically those relating to our supplemental guarantor condensed consolidating information are not material. Our responses dated July 25, 2012 and August 24, 2012 outline our views on the qualitative aspects of materiality. This letter is further to our conference call discussions on September 14, 2012, in which the Staff requested further quantitative information to support our views that the IFRS transition adjustments relating to our supplemental guarantor condensed consolidating information are not material.

We would also like to confirm that it is our understanding that the Staff questions regarding the classification of cash and cash equivalents (Question 3 in the July 16, 2012 letter and Question 1 in the August 10, 2012 letter from the SEC) have now been resolved and no further action is required.

NOTE 32.  SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION, PAGE 66

Consolidated Financial Statements
As outlined in Note 31 – First-time Adoption of IFRS (“Note 31”) to our 2011 consolidated financial statements, the total of our consolidated IFRS adjustments to equity on January 1, 2010 were 0.9% of equity under Canadian GAAP at that date. As at December 31, 2010, the total consolidated IFRS adjustments to equity were 1.7% of equity under Canadian GAAP at that date. For the year ended December 31, 2010, the IFRS adjustments were 1.97% of our after-tax profit. We do not consider these amounts to be material from a quantitative perspective and accordingly, we have concluded that the transition to IFRS has not materially impacted our financial statements. Of the total IFRS adjustments to equity and profit, the most significant items relate to decommissioning and restoration provisions, employee benefits and income and resource taxes. The nature of these adjustments is detailed in Note 31 to our 2011 consolidated financial statements.

Supplemental Guarantor Condensed Consolidating Financial Information
We have prepared estimated quantitative summaries of our IFRS adjustments allocated to the appropriate entities in the condensed consolidating financial information.  It should be noted that the method of accounting for investments in the guarantor financial statements adds a level of complexity to understanding this analysis. As prescribed by Rule 3-10 of Regulation S-X, investments in subsidiaries held by Teck Resources Limited (“Teck”) and Teck Metals Ltd. (“Teck Metals”) are accounted for under the equity method. Accordingly, adjustments presented in each of the Teck and Teck Metals columns relate to IFRS adjustments arising in the entity itself and in those entities for which they equity account. This “double-counting” effect is then eliminated in the consolidating adjustments column.

To illustrate the connection between the consolidated IFRS adjustments and the adjustments in Teck Metals and the non-guarantor entities, the tables below present the IFRS adjustments by nature of adjustment, irrespective of whether such adjustments are equity accounting adjustments or entity-specific adjustments. As the majority of our mining business is conducted by non-guarantor entities, the majority of the IFRS adjustments in the Teck and Teck Metals columns relate to equity accounting adjustments rather than entity-specific IFRS adjustments. Accordingly, if the adjustments in the following tables were presented by financial statement line item, the majority of the adjustments in the Teck and Teck Metals columns would impact only on equity investments and equity earnings.

A). Equity:

As at January 1, 2010

(Cdn$ in millions)	Teck	Teck Metals	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

Equity under Canadian GAAP	$14,487	$13,548	$27,549	$(40,993)	$14,591
Decommissioning and restoration provisions	175	121	160	(281)	175
Borrowing costs	(54)	-	-	-	(54)
Employee benefits	(363)	(284)	(150)	434	(363)
Financial instruments	(32)	(32)	(32)	64	(32)
Foreign currency translation	(2)	-	(1)	1	(2)
Reversal of impairment	22	-	22	(22)	22
Provisions	(4)	(4)	(4)	8	(4)
Income and resources taxes	127	94	73	(170)	124
Total IFRS adjustments to equity	(131)	(105)	68	34	(134)
Equity under IFRS	$14,356	$13,443	$27,617	$(40,959)	$14,457

As at December 31, 2010

(Cdn$ in millions)	Teck	Teck Metals	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

Equity under Canadian GAAP	$16,052	$15,493	$29,193	$(44,562)	$16,176
Decommissioning and restoration provisions	142	92	149	(241)	142
Borrowing costs	(44)	-	-	-	(44)
Employee benefits	(445)	(344)	(189)	533	(445)
Financial instruments	(19)	(19)	(19)	38	(19)
Foreign currency translation	(41)	-	(2)	2	(41)
Reversal of impairment	22	-	22	(22)	22
Provisions	(6)	(6)	(4)	10	(6)
Income and resources taxes	112	69	(2)	(69)	110
Total IFRS adjustments to equity	(279)	(208)	(45)	251	(281)
Equity under IFRS	$15,773	$15,285	$29,148	$(44,311)	$15,895

The total IFRS adjustments to equity for Teck Metals and the non-guarantor subsidiaries as at January 1, 2010 and December 31, 2010 are less than 1.5% of equity, which we do not believe is quantitatively material. As a result of the required method of accounting, the total adjustments to equity for Teck noted above are effectively the same as those at the consolidated level.

B). Profit:

(Cdn$ in millions)	Teck	Teck Metals	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals

Profit under Canadian GAAP	$1,860	$2,406	$2,964	$(5,255)	$1,975
Adjustments1:
Equity earnings(a)	-	(316)	-	316	-
Inter-company interest(b)	-	41	102	(143)	-
Profit under Canadian GAAP	$1,860	$2,131	$3,066	$(5,082)	$1,975
Decommissioning and restoration provision	(33)	(29)	(11)	40	(33)
Employee benefits	37	28	18	(46)	37
Financial instruments	13	13	13	(26)	13
Foreign exchange	(13)	-	-	-	(13)
Borrowing costs	10	-	-	-	10
Provisions	(2)	(2)	-	2	(2)
Income and resource taxes	(52)	(33)	(35)	69	(51)

Total IFRS adjustments to profit	(40)	(23)	(15)	39	(39)

Profit under IFRS	$1,820	$2,108	$3,051	$(5,043)	$1,936

1 The profit under Canadian GAAP figures in the Teck Metals, Non-Guarantor Subsidiaries and Consolidating Adjustments columns differ from those in our 2010 audited consolidated financial statements. We have corrected a) amounts relating to the elimination of inter-company interest and b) amounts relating to taxes on equity earnings which were misallocated in the original Canadian GAAP tables. We do not believe that these adjustments are material as the adjustments do not affect the earnings of Teck and do not significantly affect the earnings of Teck Metals before equity accounting.  We also note that the most recent publicly available supplemental guarantor consolidating financial information prepared under IFRS in our 2011 consolidated financial statements is accurate and reflects the reallocation of these adjustments.

The impact of the IFRS adjustments to profit for each of the Teck Metals and non-guarantor entities is less than 1%, which we do not believe is quantitatively material. As a result of the required method of accounting, the total adjustments to profit for Teck noted above are effectively the same as those at the consolidated level.

C). Cash Flow Statement
The IFRS adjustments to the cash flow statement at the consolidated level were explained in our financial statements on a qualitative basis because they were isolated to an insignificant change in cash resulting from the proportionate consolidation of an investment and the reclassification of the presentation of cash interest paid from operating to financing activities.  These adjustments are easily understood from the cash flow statement itself.

For the supplemental guarantor condensed consolidating information the nature of the changes to the cash flow statements are the same as at the consolidated level and we believe are easily understood from looking at the supplemental guarantor condensed consolidating information already publicly available in our 2011 annual financial statements.

Conclusion
We do not believe that the transition to IFRS had a quantitatively material impact on our consolidated financial position, results of operations or cash flows. When looking at the adjustments as a percentage of equity and profit and for each of Teck, Teck Metals and non-guarantor subsidiaries, we do not believe that there has been a change that is quantitatively material enough to warrant further detailed disclosure for any individual column or for any individual IFRS transition adjustment. In addition, from a qualitative perspective, we believe that the information presented in Notes 31 and 32 to our 2011 consolidated financial statements as currently issued does not omit any financial or narrative information that would be material information for investors to evaluate the value or sufficiency of the Teck Metals guarantee and that the financial statements, including the Supplemental Guarantor Condensed Consolidating Financial Information note, contain sufficient information so as to make the financial information relating thereto not misleading.

CLOSING COMMENTS

We acknowledge that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further questions in connection with the foregoing responses, you may contact the undersigned at (604) 699-4416 or John.Gingell@teck.com.

Yours truly,

/s/ John F. Gingell
John F. Gingell
Vice President and Corporate Controller